[Letterhead of Vinson & Elkins LLP]

April 26, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lone Pine Resources Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 8, 2011
File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from the filing of Amendment No. 3 to the Registration Statement.  A copy of this letter has been furnished through EDGAR as correspondence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

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General

1.        We remind you of comment 1 in our letter dated March 30, 2011 with respect to omitted exhibits and disclosure not permitted to be excluded pursuant to Rule 430A.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant has provided updated disclosure with Amendment No. 4.  The Registrant has filed with Amendment No. 4 all exhibits that are currently available.  The Registrant intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable the Registrant to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.  The Registrant advises the Staff that Amendment No. 4 currently includes all artwork and graphics that the Registrant intends to include in the prospectus.

Prospectus Cover Page

2.        Please remove any identification of “joint book-running managers,” “senior comanagers,” or “co-managers” on the cover page.

Response:   The Registrant has revised its disclosure as requested. Please see the front cover page and back cover page of Amendment No. 4.

Forward-looking statements, page 46

3.        We note your revised disclosure at page 46 that your forward-looking statements include statements regarding your expectations as to the use of proceeds of this offering. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. If you are reserving your right to change the use of proceeds, please revise your Use of Proceeds section to provide such information.

Response:  The Registrant has revised its disclosure to delete the disclosure that its forward-looking statements include statements regarding its expectations as to the use of proceeds from this offering.  The Registrant does not intend to change the use of proceeds from this offering.  Please see page 46 of Amendment No. 4.

Use of Proceeds, page 48

4.        We remind you of comment 12 in our letter dated January 10, 2011. In that regard, please present your use of proceeds in a tabular format.

Response:  The Registrant has revised its disclosure as requested. Please see page 48 of Amendment No. 4.

5.        We note that you provided updated disclosure in your Use of Proceeds section with respect to the intercompany debt payable to Forest, and intercompany advances and accrued interest due to Forest. Please tell us why you did not provide a similar update in this section with respect to the amount outstanding under the promissory note due to Forest.

Response:  The Registrant has revised its disclosure to clarify that the intercompany debt payable to Forest relates solely to the promissory note payable to Forest.  Please see page 48 of Amendment No. 4.

Deep Basin Area, page 87

6.        We note your disclosure on page 89 that on March 14, 2011 CFOL entered into an agreement to purchase certain gas properties for CDN$75 million. Please tell us how you considered providing pro forma and historical financial statements of the business to be acquired. Refer to Items 3-05 and 11 of Regulation S-X. In addition, please provide the calculations used to measure significance, as specified in Item 1-02(w) of Regulation S-X.

Response:  The Registrant has reviewed the significance of the pending acquisition of gas properties under Rule 3-05 and Article 11 of Regulation S-X and believes that the acquisition is insignificant.  The Registrant plans to request a waiver from the Office of Chief Accountant of the Commission clarifying the precise manner in which the significance test is applied to the pending acquisition.  The Registrant will provide the Staff with a copy of its waiver request.

Underwriting, page 209

7.        We are still considering your response to comment 9 in our letter dated March 30, 2011, and may have further comments.

Response:  We reaffirm our prior response to comment 9 in the Staff’s letter dated March 30, 2011.

Exhibits

Exhibit 10.6

8.        Please file the schedules to your credit agreement.

Response:  The Registrant has filed the schedules to its credit agreement with Amendment No. 4.

Engineering Comments

9.        We are still considering your response to comments 10—14 from our letter dated March 30, 2011 and response filed April 13, 2011 and may have further comments.

Response:   We reaffirm our prior responses to comments 10 to 14 from the Staff’s letter dated March 30, 2011.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden